VANTAGEMED CORPORATION
11060 White Rock Road, Suite 210
Rancho Cordova, California 95670

July 5, 2005

VIA FACSIMILE AND DIRECT TRANSMISSION

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

  Re:
  VantageMed Corporation (the "Company")
  Registration Statement on Form S-2
  (File No. 333-123915)

Ladies and Gentleman:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Commission accelerate the effectiveness of the Registration Statement referenced above to 5:00 p.m., Eastern Time, on July 6, 2005, or as soon thereafter as practicable. The Company also hereby requests that a written order verifying the effective date be sent by mail.

        The Company hereby acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Thank you for your assistance. If you should have any questions, please call Kevin Coyle of DLA Piper Rudnick Gray Cary US LLP, counsel to the Company, at 916-930-3240.

Very truly yours,
VANTAGEMED CORPORATION
By:	/s/ PHILIP RANGER Philip Ranger Chief Financial Officer
cc:
Mark Shuman, Securities and Exchange Commission
Kevin Coyle